Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Appoints Additional Company Secretary

Brisbane, Australia, 1 March 2010: Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ: PGLA) today announced that it has appointed Mr. Lee Horobin as Company Secretary.

Mr. Horobin has commenced with Progen on an interim basis due to an extended period of absence of Mr. Paul Dixon.  He will act as General Manager of Finance and Company Secretary until Mr. Dixon returns in May 2010. Mr. Horobin is a member of CPA Australia and has held company secretarial positions in previous roles.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Paul Dixon	Lee Horobin
Company Secretary	Company Secretary
+61 7 3842 3333	+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.